EXHIBIT E

Forms of Letters from the Fund to Shareholders in Connection with the Fund's Acceptance of Tenders of Shares.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED ALL OF
YOUR SHARES IN THE FUND.

______________________, 2013

Dear Shareholder:

Gottex Multi-Asset Endowment Fund - II (the "Fund") has received and accepted for purchase your tender of shares of beneficial interest in the Fund ("Shares").

Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the "Note"). The Note entitles you to receive 95% of the purchase price based on the estimated unaudited net asset value of the Fund as of June 30, 2013 or, if the tender offer period is extended, approximately one month after the expiration of the tender offer, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal, by approximately July 31, 2013, unless the valuation date of the Shares has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2014 and is subject to fiscal year-end audit adjustment. This amount will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund Board of Trustees may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2014.

Should you have any questions, please feel free to contact the Fund's administrator, JD Clark, at (888) 946-8839.

Sincerely,

Gottex Multi-Asset Endowment Fund - II

Enclosure

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THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR
SHARES IN THE FUND.

_________________________, 2013

Dear Shareholder:

Gottex Multi-Asset Endowment Fund - II (the "Fund") has received and accepted for purchase your tender of a portion of your shares of beneficial interest in the Fund ("Shares").

Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the "Note"). The Note entitles you to receive an initial payment equal to 100% of the purchase price based on the unaudited net asset value of the Fund as of June 30, 2013 or, if the tender offer period is extended, approximately one month after the expiration of the tender offer, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal by approximately July 31, 2013, unless the valuation date of the Shares has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

You remain a Shareholder of the Fund with respect to the portion of your Shares in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund's administrator, JD Clark, at (888) 946-8839.

Sincerely,

Gottex Multi-Asset Endowment Fund - II

Enclosure

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